MCN ENERGY ENTERPRISES INC. AND SUBSIDIARIES	EXHIBIT 12-2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

		Twelve Months	Twelve Months	Twelve Months	Twelve Months
	Twelve Months	Ended	Ended	Ended	Ended
	Ended	December 31,	December 31,	December 31,	December 31,
	December 31,	1999	1998	1997	1996
	2000	(Restated)*	(Restated)*	(Restated)*	(Restated)*

EARNINGS AS DEFINED (1) Pre-tax income (loss)	$15,959	$(194,046)	$(623,322)	$2,626	$46,203

Fixed charges (2)	92,438	96,007	92,822	65,891	41,628

Earnings as defined	$108,397	$(98,039)	$(530,500)	$68,517	$87,831

FIXED CHARGES AS DEFINED (1) Interest, expensed	$90,682	$94,236	$90,451	$64,434	$40,523

Interest, capitalized	1,043	6,408	15,239	15,002	8,002

Amortization of debt discounts, premium and expense	1,729	1,607	1,915	1,183	982

Interest implicit in rentals	27	164	456	274	123

Fixed charges as defined	$93,481	$102,415	$108,061	$80,893	$49,630

Ratio of Earnings to Fixed Charges	1.16			.85	1.77

Coverage Deficiency		$200,454	$638,561

*	Income has been restated in the appropriate accounting periods to reflect the new method of accounting for inventory as described in Note 3 to the Consolidated Financial Statements.

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	Fixed charges added to earnings are adjusted to exclude interest capitalized during the period.